Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Exchange Act File Number: 001-    •

Date: July 25, 2008

AURELIAN RESOURCES INC. KINROSS DELIVERING DISCIPLINED GROWTH Kinross’ Friendly Combination with Aurelian July 24, 2008

Participants Tye W. Burt President & Chief Executive Officer Kinross Gold Corporation Patrick F.N. Anderson President & Chief Executive Officer Aurelian Resources Inc. KINROSS 2

Cautionary Statements All statements, other than statements of historical fact, contained or incorporated by reference in this presentation, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this presentation unless otherwise stated. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this presentation, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in Kinross’ take-over bid circular prepared and to be filed in accordance with applicable securities laws in Canada and the United States or as otherwise incorporated by reference in this presentation as well as: (1) the accuracy of Kinross and Aurelian’s mineral reserve and mineral resource estimates; (2) the viability of the Fruta del Norte project area and permitting the development and expansion of Fruta del Norte on a basis consistent with Kinross and Aurelian’s current expectations; (3) the trading price of Kinross and Aurelian’s common shares; (4) there being no significant political developments, whether generally or in respect of the mining industry specifically, in Ecuador not consistent with Kinross and Aurelian’s current expectations; (5) there being no significant disruptions affecting Kinross’ operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (6) Kinross being able to undertake certain measures regarding Fruta del Norte, and in particular with respect to certain employment initiatives; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this presentation; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) permitting, development and expansion at Kinross’ existing properties, including the preparation of any feasibility studies, on a basis consistent with our current expectations. The forward-looking information set forth in this presentation is subject to various risks and other factors which could cause actually results to materially differ from those expressed or implied in the forward-looking information, and in addition the forward-looking information reflects various estimates and assumptions of management. These risks, factors, estimates and assumptions, as relates to Kinross, are described in more detail in the sections entitled “Statements Regarding Forward-Looking Information” and “Risk Factors Related to the Offer” in Kinross’ recently filed take-over bid circular, and as relates to Aurelian, “Risk Factors’ in Aurelian’s recently filed Annual Information Form, prepared and filed in accordance with applicable securities laws in Canada and, as applicable, the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross or Aurelian. Kinross and Aurelian disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. Where we say “Kinross” or “Aurelian”, in this presentation, we mean Kinross or Aurelian, as the case may be, and/or its subsidiaries, as may be applicable. The technical information about the Company’s material mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of Kinross who is a “qualified person” within the meaning of National Instrument 43-101. KINROSS 3

Aurelian agrees to combination with Kinross Kinross announces a friendly offer to acquire all outstanding shares of Aurelian Resources Inc. Offer is unanimously endorsed by the Aurelian Board of Directors and Management 0.317 of a Kinross share + 0.1429 of a Kinross warrant per Aurelian share Implied value of C$8.20 per share based on 20-day volume-weighted average price (63% premium) Total transaction value: C$1.2 billion KINROSS 4

Summary transaction terms(1) Structure Take-over bid Tax-free rollover for Canadian holders Consideration Offered 0.317 of a Kinross share for each Aurelian share 0.1429 of a Kinross warrant for each Aurelian share – 5 year expiry and C$32.00 exercise price Offer Price and Premium C$8.20 per Aurelian share(i) Premium of 63%(ii)  Transaction value of C$1.2 billion(i,iii) Other Terms Board and management lock-up Break fee of C$42 mm Right to match competing bid  Private placement of C$71 mm in Aurelian by Kinross Minimum Tender Condition  > 66 2/3% tender of Aurelian shareholders Next Steps  Mailing of Bid Circular and Aurelian Directors’ Circular expected shortly  Bid Expiry to be approximately 35 days later (1) Refer to final slide endnote #1. i. Based on 20-day volume-weighted average price of Kinross Gold Corporation preceding July 24, 2008. ii. Based on 20-day volume-weighted average price of Aurelian Resources Inc. preceding July 24, 2008. iii. Assuming exercise of all in-the-money Aurelian options. KINROSS 5

Strategic rationale Aurelian’s Fruta del Norte (FDN) is an excellent exploration deposit – Inferred resource of 13.7 million ounces of gold at FDN (based on NI 43-101)(2) – District potential in the prospective Condor Project area Strategic portfolio addition – Adds to Kinross’ pipeline of projects under development – Potential to be a contributor to long-term growth Kinross is committed to responsible mining and delivers the relevant technical experience, financial strength and resources to build and operate FDN Leverages Aurelian’s strong community relationships  Geographic fit for Kinross Significant Latin American presence – Existing regional infrastructure in Ecuador, Chile and Brazil Accretive to Kinross’ NAV (based on street consensus)  Accretive to Kinross’ cash flow and earnings once production begins (2) Refer to final slide endnote #2. KINROSS 6

Value for Aurelian shareholders Attractive premium – 63% premium based on Aurelian’s 20-day volume-weighted average price – Warrant gives further option value to Aurelian shareholders  Continued asset ownership through Kinross shares – Top-performing senior gold producer on the NYSE for two consecutive years – Start-up of new mines provides growth premium – Share consideration means tax-free rollover in Canada  Asset diversification and risk mitigation – Kinross’ balanced portfolio of quality assets  Benefit from Kinross’ strong track record – Commitment to responsible mining – Building development projects on time and within plan parameters – Community relations and corporate responsibility KINROSS 7

Commitment to responsible mining Investment demonstrates Kinross’ confidence in and commitment to Ecuador and supports President Correa’s statements regarding desire for responsible mining in Ecuador  Brings together two companies who share a commitment to responsible and timely development of the FDN deposit  Kinross’ size and experience will facilitate project development and create long-term jobs and opportunities in the region  Kinross has a strong social and environmental responsibility record in Latin America and around the world  Kinross is strongly committed to community development and will build on Aurelian’s programs in the region KINROSS 8

The FDN deposit: a major recent discovery(2)  Part of 95,000 hectares of exploration concessions  FDN discovery hole drilled in 2006  NI 43-101 compliant resource in 2007  Advanced work on scoping study and updating resource  Further development awaiting resolution of Ecuadorian mining legislation Metric Tonnes (t)                                                 Gold Grade (g/t)                                                 Gold Ounces Silver Grade (g/t) Silver Ounces Total 58,900,000 7.23 13,689,500 11.8 22,366,700 (2) Refer to final slide endnote #2. KINROSS 9

9583900N Area of Resource Estimate 1,300m 9582600N FDN deposit drilling & metallurgy(2,3)  1,300m strike length, up to 300m wide and 400m in vertical thickness  125 drill holes, 83,000m of drilling  Drilling in Q1 2008: in-fill holes aimed at moving resources from inferred to indicated  Initial metallurgy: 85-95% Au recovery; over 50% does not appear to require oxidation (2) Refer to final slide endnote #2. (3) Refer to final slide endnote #3. KINROSS 10

FDN development planning underway(2,3)  Scoping study work to date: tailings site, power, geotechnical, hydrology, site layout and access, paste backfill, metallurgy  Mine planning & flow-sheet development  Environmental baseline  Drafting of Phase 1 EIA  Infill drilling from surface to convert resource from inferred to indicated  Focus on delivering low-impact operation that fits government’s responsible mining goals (2) Refer to final slide endnote #2. (3) Refer to final slide endnote #3. KINROSS 11

Mining environment in Ecuador  President Correa and key ministers have been consistent in recent public statements supporting responsible mining in Ecuador President Correa maintains strong public approval ratings and his government is stable and increasingly outward-looking A new draft mining law is expected to be published soon Timing and process for enactment are still being discussed Kinross will build on Aurelian’s strong track record in community and government relations Kinross has been working in country since 2006 KINROSS 12

Current reserves and resources(2,4) Opportunity to upgrade and expand upon current inferred resources Kinross Fruta del Norte

(mm oz) 47 11 7 13.7 Proven & Probable Measured & Indicated Inferred Inferred (2) Refer to final slide endnote #2. (4) Refer to final slide endnote #4. KINROSS 13

Kinross key objectives for 2008 Increased reserves organically  Strengthened balance sheet with convertible financing  Fort Knox optimization approved  Dividend declared  Produced first company-wide Corporate Responsibility Report  Enhanced exploration pipeline  Kupol start-up  Close & integrate combination with Aurelian  Paracatu expansion start-up (Q3)  Buckhorn start-up (Q4)  Cerro Casale – update plans (Q4) KINROSS 14

Kinross & Aurelian: a winning combination Win for Aurelian investors: – Strong premium to current share price with continued upside potential – Receive shares in a large, highly liquid senior gold producer – Dilute project risk by adding FDN deposit to Kinross’ portfolio – FDN deposit benefits from Kinross’ expertise and financial strength Win for local communities: – Kinross commitment & track record in responsible mining – Demonstrates confidence in future of resource sector Win for Kinross shareholders: – Nature of FDN deposit plays directly to Kinross’ core strengths – Adds to Kinross’ project pipeline of large, long-life ore bodies – Accretive to NAV (street consensus) KINROSS 15

Endnotes (1) For full transaction terms and conditions, refer to Kinross’ Take-Over Bid Circular, to be filed shortly. (2) Please refer to the November 15, 2007 technical report “A Mineral Resource Estimate for the FDN Deposit” available on Aurelian’s website at www.aurelian.ca. (3) Please refer to Aurelian Resources Inc.’s public disclosure regarding the FDN deposit from November 15, 2007 until present, available on Aurelian’s website at www.aurelian.ca. (4) For further information regarding Kinross’ Mineral Reserve and Resource Statement as at December 31, 2007, available on Kinross’ website at www.kinross.com. KINROSS 16

Cautionary Note to Shareholders in the United States

Information in this presentation, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this presentation, including the documents incorporated by reference herein, uses terms such as “indicated mineral resources” and “inferred mineral resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities law, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category. Therefore. United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Accordingly, information concerning descriptions of mineralization and resources contained in this presentation or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 – Standards of Disclosure for Mineral Project (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this presentation have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

Other Information

This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or an invitation to sell, any of the securities of Kinross or Aurelian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.  Kinross plans to file an offer and take-over bid circular with Canadian provincial securities regulators.  Kinross also intends to file with the SEC a Registration Statement on Form F-8 which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information.  Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Kinross’ website.

KINROSS